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April 25, 2008

United States Securities & Exchange Commission
Washington, DC 20549

Mail Stop 6010

Att:  David Burton

Re:          TNR Technical, Inc.
Form 10-KSB for the fiscal year ended June 30, 2007
Filed September 28, 2007
File No. 0-13011

Gentlemen:

The following is in response to your letter of follow-up comments dated April 3, 2008.

1.
Statements of Cash Flows, page F-6. We note your response to prior comment 2. Please refer to paragraph 23(c) of SFAS 95. Based on this guidance, please explain to us why you have not also presented a cash outflow for operating activities that is the same amount as that reported as a financing cash inflow pursuant to paragraph 19(e) of SFAS 95

In future filings, we will also present the tax effect of the stock option exercise of $428,000 as an outflow from operating activities pursuant to paragraph 23(c) of SFAS 95 and will show an inflow from operating activities related to non-cash income tax expense of $535,000 which represents both current and deferred income tax expense.

2.	Item 8. Controls and Procedures, page 16. Please refer to prior comment 3. Please tell us when you plan to file the amendment to the Form 10-KSB to include the corrected disclosure.

We will file an amendment to our Form 10-KSB for  Item 8(a) by April 25, 2007 to include the corrected disclosure as reported in our response letter to you dated February 22, 2008.

Respectfully,
TNR TECHNICAL, INC
/s/ Anne S. Provost, Chief Financial Officer